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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                         0-22717
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                     004857 10 8
                                                                 ---------------
                                                                    CUSIP NUMBER

[ X ]    Form 10-K and 10-KSB  [   ] Form 20-F  [   ] Form 11-K
[   ] Form 10-Q and 10-QSB

                                 [   ] Form N-SAR

         For the period ended: December 31, 2000
                               -----------------

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

         For the period ended: N/A
                               ----



         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: THIS FILING RELATES TO THE ENTIRE FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2000.


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PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:   Acorn Products, Inc.


ADDRESS AND PHONE NUMBER:  390 W. Nationwide Blvd.
                           Columbus, Ohio 43215
                           (614) 222-4400


PART II - RULE 12b-25(b)

         The registrant's Form 10-K could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in PART III of this form.

         The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III - NARRATIVE

         The Company is currently in the process of negotiating with its Senior Lending Group to amend and extend the term of its credit facility beyond April 30, 2001. The Company believes that the extension and related covenants will provide the Company sufficient liquidity through its next operating cycle. Therefore, the Company expects that the financial statement disclosures as to its financial condition and the liquidity and capital resources discussions required in Form 10-K as well as the report of its independent accountants which the Company believes would result from a successful completion of this process are all anticipated to be materially different from the disclosures and report which would have been included absent such completion. Thus, the filing cannot be completed in its anticipated form until such amendment is obtained. While there can be no assurances that the Company will successfully complete this amendment process, it is the intention of the Company to file by April 17, 2001, including a description of the outcome of the amendment process.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  John G. Jacob, Vice President and Chief Financial Officer -
                  (614) 222-4400


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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                                     [ X ] Yes       [   ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ X ] Yes       [   ] No


                                   SIGNATURES

         Acorn Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          ACORN PRODUCTS, INC.


April 2, 2001                             By:  /s/ John G. Jacob
                                               ---------------------------------
                                               John G. Jacob, Vice President and
                                               Chief Financial Officer